Exhibit 99.3
LETTER FROM MORGAN STANLEY DEAN WITTER ASIA (SINGAPORE) PTE ON THE STATEMENT OF PROSPECTS
March 30, 2007
Special Committee of the Board of Directors
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Members of the Special Committee of the Board:
We refer to the Offer to Purchase by Goldman Sachs (Singapore) Pte, for and on behalf of Singapore Technologies Semiconductors Pte Ltd (the “Offeror”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited, dated 16 March 2007 in respect of STATS ChipPAC Ltd (the “Company”).
This letter has been prepared in accordance with Rule 25 of the Singapore Code on Take-over and Mergers (the “Code”) but may only be furnished under Form 6-K to the United States Securities and Exchange Commission.
In accordance with Rule 25 of the Code, we have examined the Statement of Prospects and the Subsequent Statement on the Statement of Prospects (“Statements of Prospects”) of the Company for the quarter ending 1 April 2007.
We have discussed the assumptions underlying the Statements of Prospects with the Directors and the management of the Company. We have also considered, and relied upon, the letter dated 28 March 2007 addressed to the Board by PricewaterhouseCoopers, the auditors of the Company, concerning their review of, and the accounting policies, bases and assumptions upon which, the Statements of Prospects have been made.
We have relied upon the accuracy and completeness of all financial and other information discussed with us and have assumed such accuracy and completeness for the purposes of rendering this letter. Save as provided in this letter, we do not express any other opinion on the Statements of Prospects.
On the assumptions made by the Directors and the management of the Company, and the accounting policies, bases and assumptions reviewed by PricewaterhouseCoopers, we are of the opinion that the Statements of Prospects (for which you as Directors are solely responsible) have been made by the Directors after due care and careful enquiry.
This letter is provided only to the Directors solely for the purpose of the Directors complying with Rule 25 of the Code and for no other purpose. We do not accept responsibility to any person (other than the Directors) in respect of, arising out of, or in connection with this letter.
Yours faithfully
/s/ Ronald Ong
For and on behalf of
MORGAN STANLEY DEAN WITTER ASIA (SINGAPORE) PTE.